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                                                                       Exhibit 1

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

       New Frontier, Founder Capital, William L. Musser, Jr., William L. Musser Co., Inc., Westward, the Willinphila Foundation and the Colman Family Trust hereby declare that no agreement exists among them to act together for the purpose of acquiring, holding, voting or disposing of the Class A Common Shares covered by this Statement. Pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act, as amended, New Frontier, Founder Capital, William L. Musser, Jr., William L. Musser Co., Inc., Westward, the Willinphila Foundation and the Colman Family Trust may be deemed to be members of a group by virtue of the power of William L. Musser, Jr. to directly or indirectly dispose of or cause the disposition of the Class A Common Shares covered by this Statement.